Advisor Managed Portfolios
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, Wisconsin 53202

VIA EDGAR TRANSMISSION

December 11, 2023

Ms. Yoon Choo
Ms. Megan Miller
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

Re:	Advisor Managed Portfolios (the “Trust”)
Securities Act Registration No: 333-274979
Bramshill Income Performance Fund

Dear Ms. Choo and Ms. Miller:
This correspondence is being filed in response to comments provided by the staff of the U.S. Securities and Exchange Commission on October 23, 2023 and November 8, 2023, with respect to the Trust’s registration statement on Form N-14, which was filed on October 16, 2023 in connection with the upcoming reorganization of Bramshill Income Performance Fund, an existing series of Trust for Advised Portfolios (the “Target Fund”) into an identically-named series of the Trust (the “Acquiring Fund”) (the “Reorganization”). The Acquiring Fund is being registered as a new shell series of the Trust in order to serve as the surviving fund in the Reorganization and will not commence a public offering until the completion of the Reorganization. The Reorganization is expected to take place on or about January 19, 2024.
For your convenience, the comments have been reproduced below in bold typeface immediately followed by the Trust’s responses. Where comments relate to or involve language that is repeated or restated in the registration statement, the Trust will make corresponding and consistent changes as appropriate throughout the registration statement.
The Trust undertakes to make the revisions presented in this correspondence in the definitive form of the N-14 to be filed pursuant to Rule 497(c) under the Securities Act of 1933.
Comments provided by Ms. Miller on October 23, 2023
Comment 1. The Staff notes the information provided in the Capitalization table in the section entitled “Information about the Reorganization” is as of July 31, 2023. Please update this table to a date within 30 days of the definitive N-14 filing date or confirm in correspondence that there has been no material changes since July 31, 2023 that would impact the information provided in the table.
Response: The Trust responds by updating the information to be as of a date within 30 days of the definitive N-14 filing date.
Comment 2. Please clarify which service provider is absorbing the cost of the Reorganization.
Response: The Trust responds by making the requested revision.
Comments provided by Ms. Choo on November 8, 2023
Comment 1: To the extent applicable, these comments are also applicable to the 485A filing by the Acquiring Fund. In addition, to the extent applicable, staff comments on the 485A filing for the Acquiring Fund apply to disclosure in this Information Statement/Prospectus. Please ensure that the disclosure in the 485B for the Acquiring Fund and this Information Statement/Prospectus are consistent. If there are any material differences in the investment strategies or risks of the Acquiring Fund as reflected in the amended Information Statement/Prospectus or 485B filing as compared to the prospectus for the Target Fund, please discuss those differences in the amended Information Statement/Prospectus.
Response: The Trust responds by making the requested revisions.
Comment 2: With respect to the list of items incorporated by reference included on page ii of the Information Statement/Prospectus, we do not believe the prospectus and SAI of the Acquired Fund will meet the requirements of Rule 430 of the Securities Act of 1933 as of the date of the N-14. Therefore, the prospectus and SAI of the Acquired Fund may not be incorporated by reference. Please delete all references to the incorporation of these materials from the Information Statement/Prospectus and the SAI to the N-14, and make revisions to the SAI to the N-14 as applicable to include the information required by Form N-14.
Response: The Trust responds by making the requested revisions.
Comment 3. The Staff notes the disclosures provided under “Comparison of Investment Objectives, Strategies, Risks and Restrictions” in the Information Statement/Prospectus contains too much detail regarding the investment strategies, risks and restrictions of the Funds. Please revise to include only a synopsis in this location, as required by Items 3(b) and 3(c) of Form N-14, and move the more detailed disclosures to a location after the Fees and Expenses section of the Information Statement/Prospectus.
Response: The Trust responds by making the requested revisions.
Comment 4: In the discussion of principal investment strategies of the Funds, please revise the disclosure related to the dollar weighted average duration, which currently references the Target Fund, so that the statement on expected duration applies to both funds.
Response: The Trust responds by making the requested revision.
Comment 5. Please revise the caption preceding the Fees and Expenses table to clarify that the information in the table also applies to the corresponding Acquiring Fund.
Response: The Trust responds by making the requested revision.
Comment 6. In an appropriate location in the Information Statement/Prospectus: (1) please disclose the information under "Purchase and Sale of Fund shares" in the Acquiring Fund's summary prospectus contained in the 485A filed on August 18, 2023, or supplementally confirm that the disclosure is otherwise included in this Information Statement/Prospectus; and (2) please disclose the information under "Payments to Broker/Dealers and other Financial Intermediaries" in the Acquiring Fund's summary prospectus contained in the 485A.
Response: The Trust responds by making the requested revisions.
Comment 7. We note the last sentence of the disclosure related to the Adviser’s ability to request recoupment of previously waived fees and paid expenses under Management of the Fund may not be accurate if the Fund is operating under a fee wavier or expense limitation agreement at the time the recoupment is requested. Please delete or revise to clarify that the Fund’s requirement to pay expenses before the Adviser is entitled to recoupment is limited to the amount of any expense limitation in place at the time of the recoupment.
Response: The Trust responds by making the revision to clarify the disclosure as requested.
Comment 8: With respect to the disclosure related to the Portfolio managers, please add a statement that the portfolio managers for the Target Fund will serve as the portfolio managers for the Acquiring Fund.
Response: The Trust responds by making the requested revision.
Comment 9: With respect to the disclosure related to the Portfolio Managers, please disclose how long Mr. Pine has been a portfolio manager for the Target Fund. If accurate, please disclose in an appropriate location that the portfolio managers are jointly and primarily responsible for the day-to-day management of each Fund’s portfolio.
Response: The Trust responds by making the requested revision.
Comment 10. If the SAI for the Acquiring Fund is not incorporated by reference, please revise the disclosure at the end of the Management of the Fund section to indicate the additional information about the Portfolio Managers with respect to the Acquiring Fund is included in the SAI to the Information Statement/Prospectus.
Response: The Trust responds by making the requested revision.
Comment 11. With respect to the disclosure under Board Considerations in the section entitled “Information about the Reorganization,” please revise the disclosure under the 9th bullet point to specify the potential conflicts of interest that were considered.
Response: The Trust responds by making the requested revision.
Comment 12. With respect to the disclosure under Board Considerations in the section entitled “Information about the Reorganization,” if applicable, please discuss whether the Target Fund’s Board considered alternatives to the Reorganization. Please also disclose any considerations adverse to the approval of the Reorganization.
Response: The Trust responds by noting that, as discussed in the specified section and in other locations in the document, the reason for the Reorganization is specific to the circumstances surrounding an unrelated series of Trust for Advised Portfolios. Therefore, unlike more typical reorganizations, the reasons a board may consider alternatives do not apply.
Comment 13. With respect to the fourth bullet point under Board Considerations, please supplementally explain the basis for the following statement: “The TAP Board considered that a significant reduction in such expenses could enable the Adviser to reduce or waive a portion of its management fee in the future to the benefit of shareholders.”
Response: The basis for the statement is set forth in the first sentence of the fourth bullet point. That is, the potential for greater economies of scale in AMP also comes with the potential that an adviser may be better positioned to share those economies of scale with the fund through a reduction in the management fee.
Comment 14. We note the description of the expense limitation arrangement in the seventh bullet point under Board Considerations does not appear to conform to the terms of the arrangement discussed in disclosures included earlier in the Information Statement/Prospectus. Please revise accordingly.
Response: The Trust responds by making the requested revision.
Comment 15. Please specify under Costs and Expenses of the Reorganization that “U.S. Bank Global Fund Services” will bear the costs of the Reorganization.
Response: The Trust responds by making the requested revision.
Comment 16. Did the Board consider any potential conflicts of interest of U.S. Bank Global Fund Services, the service provider for the Funds who will bear all direct costs of the Reorganization; specifically that U.S. Bank Global Fund Services and its affiliates serve as the administrator, fund accounting agent, transfer agent, and custodian for the Funds? If so, please disclose.
Response: The Trust will respond to this comment under separate cover.
Comment 17. If accurate, please add legal costs of AMP trust to the list of costs of the Reorganization covered under Costs and Expenses of the Reorganization.
Response: The Trust responds by making the requested revision.
Comment 18. Please revise the last sentence of the first paragraph under Taxes to clarify whether the full amount of the capital loss carryforwards of the Target Fund will be available to the Acquiring Fund after the Reorganization.

Response: The Trust responds by making the requested revision.
Comment 19. Please supplementally confirm execution copies of the agreements filed as “form of” with the N-14 will be filed as exhibits to the Acquiring Fund’s registration statement on Form N-1A.
Response: The Trust confirms execution copies of the agreements filed as “form of” with the N-14 will be filed as exhibits to the Acquiring Fund’s registration statement on Form N-1A.

If you have any questions or comments concerning this filing, please feel free to contact Rachel Spearo (414-516-1692) or Scott Resnick (626-914-7372) of U.S. Bank Global Fund Services, the Trust’s administrator.
Sincerely,
/s/ Russell Simon
Russell Simon
President
Advisor Managed Portfolios
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